Exhibit 99.1

BRERA HOLDINGS TO ACQUIRE MAJORITY STAKE IN ITALIAN FIRST-DIVISION WOMEN’S
PROFESSIONAL VOLLEYBALL TEAM UYBA VOLLEY

North Milan-Based Team is Led by World Championship Coach Julio Velasco and Includes Lease for E-Work Arena in Busto Arsizio

DUBLIN and MILAN, June 14, 2023 (GLOBE NEWSWIRE) – Brera Holdings PLC (“Brera Holdings,” “Brera” or the “Company”) (Nasdaq: BREA) today announced that it has signed an exclusive Letter of Intent (the “LOI”) to acquire majority ownership of the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l., known as E-Work Busto Arsizio (“UYBA” or “UYBA Volley”), based in Busto Arsizio, north of Milan. “This is the first example of Brera Holdings implementing its multi-sport strategy to own and operate teams Empowered by Brera,” said Brera Holdings Chief Executive Officer, Pierre Galoppi. “Through the UYBA acquisition, we expect not only to partner with a championship-caliber professional team, but also to work with world championship coach Julio Velasco and obtain multi-year access to UYBA’s E-Work Arena from the city of Busto Arsizio,” Mr. Galoppi continued.

Brera Director Chris Gardner and UYBA Chairman Giuseppe Pirola surrounded by team trophies at the E-Work Arena in Busto Arsizio

Under the LOI, Brera or its subsidiary, Brera Milano S.r.l., intends to acquire 51% of the share capital of UYBA Volley. Giuseppe Pirola, UYBA’s chairman and minority shareholder, will continue as chairman of UYBA’s board of directors. “We look forward to welcoming Brera Holdings with their powerful Social Impact Sports mission and branding,” said Mr. Pirola. “Exporting our UYBA brand and our know-how internationally has always been one of the objectives of our mission, which we intend to achieve with Brera,” concluded Mr. Pirola.

UYBA Volley has an inspiring history of professional volleyball achievements, including title wins of the Women’s Confederation Europe Volleyball Cup (the “CEV Cup”) in the 2009-2010, 2011-2012, and 2018-2019 seasons. In the 2011-2012 season, UYBA won the Italian National Championship, the Italy Cup and the Italian Super Cup.

Brera Holdings expects the acquisition of its majority stake in UYBA to close by June 28, 2023. The acquisition will be subject to the Company’s entry into a definitive purchase agreement and satisfaction of all related terms and conditions.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division Championship in Mozambique, a country of nearly 32 million people. In April 2023, the Company completed its 90%-acquisition of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Associations (“UEFA”) competitions. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

ABOUT UYBA VOLLEY S.S.D.A.R.L.

Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l., based in Busto Arsizio, north of Milan (“UYBA” and “UYBA Volley”), is one of the most followed women’s volleyball team through social media in Italy. UYBA has a decades-long history built upon strong values, passion, excellence, and commitment to sport from school level to youth and senior teams.

UYBA Volley manages the E-Work Arena under a municipal lease through 2039. Capable of comfortably accommodating 4,500 people, the E-Work Arena in Busto Arsizio, Province of Varese, is a place of entertainment and of fun, frequented by families and young people who wish to enjoy a memorable sporting experience. For the 2023-2024 season, UYBA Volley will be led by one of the greatest coaches of all time, Julio Velasco. See www.volleybusto.com

ABOUT COACH JULIO VELASCO

Coach Julio Velasco has won 4 Argentine championships, 4 Italian championships, 3 Italy Cups, 1 Italian Super Cup, and 1 CEV Cup as a club head coach. As national team head coach, he won 3 European Championships, 2 World Championships, 5 men’s World Leagues, 1 men’s Grand Champions Cup, 1 men’s World Top Four, 1 men’s Volley World Cup, 1 FIVB World Grand Champions Cup, 2 men’s Asian and Oceanian Championships, and 1 Pan American Games Championship.

Coach Velasco’s fame encompasses both men’s and women’s championship volleyball where he has coached the Italian national teams for both. He is known for his team culture, his immense knowledge of the sport, his communication skills, and his motivation and management style. He also served as a manager of the football clubs Inter Milan (FC Internazionale Milano) and S.S. Lazio (Lazio) in Rome, where he served as Director General of the squad that won the UEFA Cup in 1988-1989.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

Pierre Galoppi, Chief Executive Officer

Brera Holdings PLC

pierre@breraholdings.com

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

Giuseppe Pirola, Chairman

UYBA Volley S.s.d.a.r.l.

Giuseppe.pirola@volleybusto.com

Mattia Moro, General Director

UYBA Volley S.s.d.a.r.l.

mattia.moro@volleybusto.com

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